

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

Charles Bernhardt
Chief Financial Officer
Hemispherx Biopharma, Inc.
1617 JFK Boulevard
Philadelphia, Pennsylvania 19103

  Re: Hemispherx Biopharma, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed August 13, 2012
    File No. 001-13441

Dear Mr. Bernhardt:

  We have limited our review of your proxy statement to the issue we have addressed in our comment. Please respond to this letter by amending your proxy statement. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your proxy statement, we may have additional comments.

1. We note that in Proposal No. 4, the company is requesting authority to issue up to 75 million of the 150 million Restricted Shares in capital raising transactions. Please revise your disclosure to address, in the event shareholder approval is obtained for the allocation of the 75 million Restricted Shares and FDA approval is not granted for Ampligen, how the company may use the proceeds from the issuance of such shares and whether the company may use the proceeds for purposes other than as specifically discussed in the proxy statement.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Charles Bernhardt
Hemispherx Biopharma, Inc.
August 17, 2012
Page 2

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: <u>Via Email</u>
Richard Feiner, Esq.
Silverman Sclar Shin & Byrne PLLC
381 Park Avenue South, Suite 1601
New York, NY 10016